Alcon, Inc.
                                                                      Bosch 69
                                                                   P.O. Box 62
                                                   6331 Hunenberg, Switzerland

For immediate release

ALCON LEADS THE INDUSTRY WITH PMA
FILING FOR CUSTOM LASIK SURGERY

     FORT WORTH, TEXAS - Alcon, Inc. (NYSE: ACL) announced today that the U.S. Food and Drug Administration (FDA) has accepted its custom wavefront-guided laser eye surgery Pre-Market Approval Application (PMA). As this is the first filing accepted by FDA, it means Alcon is leading the industry in regulatory review of custom laser surgery. The acceptance of this filing marks a significant milestone in the FDA review process.

     Alcon was the first company to initiate FDA clinical trials for custom LASIK surgery using a wavefront measurement device and an excimer laser. LADARWAVE(R) surgical system, Alcon's wavefront measurement device, measures the optical aberrations of the entire eye. These measurements are used by Alcon's LADARVISION(R) 4000 excimer laser to uniquely reshape the cornea. By design, the LADARWAVE and LADARVISION 4000 work together to perform the precision ablations required in custom laser surgery while tracking eye movements at 4,000 times per second.

     "We are pleased to be first in the industry to be so far along in custom wavefront-guided LASIK technology," said Bill Barton, VP and General Manager, Surgical Division. "Custom LASIK surgery has the potential to improve visual acuity and enhance overall vision quality as compared to today's conventional LASIK surgery. Alcon is excited about the prospect to provide this technology to its customers and to their patients."

     Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. The LADARVISION 4000 and other refractive products are commercially available in the United States and International markets.

     CAUTION CONCERNING FORWARD-LOOKING STATEMENTS. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to the acceptance by the FDA of our PMA and the expected benefits of custom wavefront-guided laser eye surgery. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: we may never gain FDA approval of the PMA or approval of the PMA may take longer than we expect; general economic conditions in the United States and internationally; technological advances attained by our competitors; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


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02May2002

                                                       For information, contact:
                                             Doug MacHatton (Investor Relations)
                                                                    800-400-8599
                     News media inquiries: Mary Dulle (Corporate Communications)
                                                                    817-551-8058
                                                                www.alconinc.com